Filed by Duke Energy Corporation
 Pursuant to Rule 425 Under the Securities Act of 1933
 And Deemed Filed Pursuant to Rule 14a-12
 Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.
Commission File No.: 333-172899

The following document was made available on the Duke Energy internal website on June 28, 2011

Company and Kentucky Attorney General Agree to Certain Conditions on Duke-Progress Merger

June 24, Duke Energy and Progress Energy filed an agreement with the Kentucky Public Service Commission reached with Attorney General Jack Conway on the Duke Energy/Progress Energy merger.

Background

In April, the company filed with the KPSC for merger approval. “Under Kentucky’s utility regulatory laws, completion of the merger is viewed as an ‘indirect transfer of control’ of Duke Energy Kentucky, because more than 10 percent of the voting stock of Duke Energy Corp., Duke Energy Kentucky’s ultimate parent, will be owned by the former Progress Energy shareholders,” said Kodwo Ghartey-Tagoe, vice president – Legal, who is managing the company’s state regulatory filings on the merger. “Although this provision gave rise to a requirement to apply to the KPSC for approval to do the merger, it did not indicate any change in Duke Energy Kentucky’s ownership or management.”

Settlement Agreement

Key components of the agreement include the following:

•         Duke Energy Kentucky would not file for a base rate increase for its retail electric or natural gas businesses for two years from the date of the Commission’s order approving the indirect transfer of control of Duke Energy Kentucky. This stay-out provision would not preclude Duke Energy Kentucky from filing for rider adjustments, such as for fuel and gas cost recovery and from requesting deferrals for extraordinary expenses such as storm recovery.

•         Duke Energy Kentucky would also provide five annual shareholder contributions of $115,000 ($575,000 total) to support low-income weatherization efforts within its Kentucky service territory.

•         Additionally, it would make five annual shareholder contributions of $50,000 ($250,000 total) to support economic development in that service territory. The contributions to weatherization and economic development would be in addition to current programs offered by Duke Energy Kentucky.

“We believe the agreement is fair and reasonable for our customers in Kentucky,” said Julie Janson, president, Duke Energy Ohio and Duke Energy Kentucky. “The agreement reaffirms Duke Energy Kentucky’s ability to continue to provide the excellent service our customers need and expect from us.”

Next Steps

A hearing before the KPSC is scheduled on July 8 to consider the agreement. For full details on the agreement, employees can review the filing.

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning.  Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts.  Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: State, federal and foreign legislative and regulatory initiatives, including costs of compliance with existing and future environmental requirements, as well as rulings that affect cost and investment recovery or have an impact on rate structures; costs and effects of legal and administrative proceedings, settlements, investigations and claims; industrial, commercial and residential growth or decline in Duke Energy’s service territories, customer base or customer usage patterns; additional competition in electric markets and continued industry consolidation; political and regulatory uncertainty in other countries in which Duke Energy conducts business; the influence of weather and other natural phenomena on Duke Energy operations, including the economic, operational and other effects of storms, hurricanes, droughts and tornadoes; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; the performance of electric generation facilities and of projects undertaken by Duke Energy’s non-regulated businesses; the results of financing efforts, including Duke Energy’s ability to obtain financing on favorable terms, which can be affected by various factors, including Duke Energy’s credit ratings and general economic conditions; the level of creditworthiness of counterparties to Duke Energy’s transactions; employee workforce factors, including the potential inability to attract and retain key personnel; construction and development risks associated with the completion of Duke Energy’s capital investment projects in existing and new generation facilities, including risks related to financing, obtaining and complying with terms of permits, meeting construction budgets and schedules, and satisfying operating and environmental performance standards, as well as the ability to recover costs from ratepayers in a timely manner or at all; the effect of accounting pronouncements issued periodically by accounting standard-setting bodies; the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed by Duke Energy with the SEC on March 17, 2011 in connection with the merger as well as in any amendments to that Registration Statement filed after that date.  Additional risks and uncertainties are identified and discussed in Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.  Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, on March 17, 2011, Duke Energy filed with the SEC a Registration Statement on Form S-4 that included a preliminary joint proxy statement of Duke Energy and Progress Energy that also constitutes a preliminary prospectus of Duke Energy and on April 8, 2011, April 25, 2011 and May 13, 2011 Duke Energy filed with the SEC amendments to that Registration Statement. These materials are not yet final and may be further amended.  Duke Energy and Progress Energy will deliver the definitive joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the preliminary joint proxy statement/prospectus regarding the proposed merger and the definitive joint proxy statement/prospectus, when it becomes available, as well as other documents filed with the SEC, because they contain or will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus when it becomes available. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 17, 2011. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2011 and Amendment No. 1 to its Annual Report on Form 10-K filed with the SEC on March 17, 2011. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.